One International Place, 40th Floor 100 Oliver Street Boston, MA 02110-2605 +1 617 728 7100 Main +1 617 426 6567 Fax www.dechert.com
Jill Damon jill.damon@dechert.com +1 617 728 7135 Direct

November 16, 2015

Via EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Forethought Variable Insurance Trust (the “Registrant”); File Nos. 333-189870 and 811-22865; Post-Effective Amendment No. 13

Ladies and Gentlemen:

On behalf of the Registrant, electronically transmitted for filing pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended, is Post-Effective Amendment No. 13 (the “PEA”) to the Registrant’s registration statement on Form N-1A. The PEA is being filed solely for the purpose of registering shares of the following new series of the Registrant: FVIT BlackRock Allocation Portfolio, FVIT BlackRock Disciplined Core Portfolio, FVIT BlackRock Disciplined Growth Portfolio, FVIT BlackRock Disciplined International Core Portfolio, FVIT BlackRock Disciplined Mid Cap Growth Portfolio, FVIT BlackRock Disciplined Small Cap Portfolio, FVIT BlackRock Disciplined U.S. Core Portfolio, FVIT BlackRock Disciplined Value Portfolio, FVIT BlackRock High Yield Portfolio, FVIT Goldman Sachs Core Fixed Income Portfolio, FVIT Goldman Sachs Global Equity Insights Portfolio, FVIT Goldman Sachs Large Cap Growth Insights Portfolio and FVIT Goldman Sachs Mid Cap Value Insights Portfolio.

No fee is required in connection with this filing. Please direct any questions concerning the filing to the undersigned at 617.728.7135 or John O’Hanlon at 617.728.7111.

Very truly yours,

/s/ Jill Damon

Jill Damon

cc: Sarah Patterson

Elizabeth Constant

John O’Hanlon